UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	6
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8

Notes to the Financial Statements	9	-	20

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	21	-	22

Signatures	23

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and
Participants of New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2014

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2013	Dec. 31, 2012
Assets
Investments at fair value:
General investments (Note 6)	$321,803,583	$285,813,812
Value of interest in Master Trust (Note 4, 6, 7 and 11)	68,189,143	—
Xcel Energy Common Stock Fund (Note 6, 7 and 11)	—	69,146,932
Total investments	389,992,726	354,960,744

Receivables:
Xcel Energy contributions (Note 3 and 7)	7,273,586	6,987,522
Dividends	—	698,977
Notes receivable from participants (Note 8)	6,461,021	6,194,592
Total receivables	13,734,607	13,881,091

Net assets available for benefits	$403,727,333	$368,841,835

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2013	2012
Contributions:
Xcel Energy	$7,273,586	$6,987,522
Participants	14,619,256	14,529,980
Total contributions	21,892,842	21,517,502

Transfer of Plan assets (Note 1)	(5,830)	—

Investment income:
Plan interest in income from Master Trust (Note 4)	6,245,941	—
Interest and dividends	10,179,391	11,046,637
Net appreciation (depreciation) in fair value of:
Interest in registered investment companies, VGI Brokerage Option, and collective trusts (Note 6)	44,275,011	20,289,685
Xcel Energy Common Stock Fund (Notes 6, 7 and 11)	—	(2,125,812)
Total investment income	60,700,343	29,210,510

Interest on notes receivable from participants	283,894	285,371

Benefits paid to participants	(47,849,389)	(36,887,025)
Administrative expenses	(136,362)	(85,277)

Net increase in net assets available for benefits	34,885,498	14,041,081

Net assets available for benefits at beginning of year	368,841,835	354,800,754
Net assets available for benefits at end of year	$403,727,333	$368,841,835

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and
Participants of New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2014

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2013	Dec. 31, 2012
Assets
Investments at fair value:
General investments (Note 6)	$38,120,108	$29,587,106
Value of interest in Master Trust (Note 4, 6 and 11)	37,959,888	—
Xcel Energy Common Stock Fund (Note 6, 7 and 11)	—	37,628,905
Total investments	76,079,996	67,216,011

Receivables:
Xcel Energy contributions (Note 3)	1,496,195	1,443,484
Dividends	—	380,375
Notes receivable from participants (Note 8)	2,902,979	2,367,738
Total receivables	4,399,174	4,191,597

Net assets available for benefits	$80,479,170	$71,407,608

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2013	2012
Contributions:
Xcel Energy	$1,496,195	$1,443,484
Participants	4,264,151	4,004,354
Total contributions	5,760,346	5,447,838

Transfer of Plan assets (Note 1)	(492,460)	(102,198)

Investment income:
Plan interest in income from Master Trust (Note 4)	3,329,489	—
Interest and dividends	875,914	2,568,641
Net appreciation (depreciation) in fair value of:
Interest in registered investment companies, VGI Brokerage Option, and collective trusts (Note 6)	5,088,803	2,032,692
Xcel Energy Common Stock Fund (Notes 6, 7 and 11)	—	(1,238,756)
Total investment income	9,294,206	3,362,577

Interest on notes receivable from participants	111,138	100,078

Benefits paid to participants	(5,544,375)	(5,839,953)
Administrative expenses	(57,293)	(30,947)

Net increase in net assets available for benefits	9,071,562	2,937,395

Net assets available for benefits at beginning of year	71,407,608	68,470,213
Net assets available for benefits at end of year	$80,479,170	$71,407,608

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.” Participants should refer to their respective Plan Document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy or the Company) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions, as applicable.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective Jan. 1, 2013, the Xcel Energy Inc. Master Trust (Master Trust) was created to hold the investments in Xcel Energy common stock for certain Xcel Energy plans, including these Plans. The Xcel Energy Common Stock Fund was transferred into the newly created Master Trust which consists of an investment in Xcel Energy common stock.

For the EIP Savings Plan, in October 2013, Xcel Energy began paying the employer match contribution in cash instead of Xcel Energy common stock. Xcel Energy had previously determined employee and employer contributions that were used to purchase common stock as non-participant directed investments until they were reinvested in other investment elections by the participant. Xcel Energy no longer considers these investments to be non-participant directed, as these investments are being made directly into the funds elected by the participants.

For the BU Savings Plan, Xcel Energy continues paying the employer match contribution in Xcel Energy common stock. Xcel Energy had previously determined employee and employer contributions that were used to purchase common stock as non-participant directed investments until they were reinvested in other investment elections by the participant. Xcel Energy only considers the employer contribution receivable as of Dec. 31, 2013, which is paid in Xcel Energy common stock, to be non-participant directed, as the participant is unable to direct the investment until it is deposited into the participant's account.

Plan and Trust Management – The plan administrator of each Plan is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of each Plan.  Each Plan's assets are held by a trustee under a separate trust agreement as adopted or amended by Xcel Energy.  Each Plan's assets invested in Xcel Energy common stock are held in the Xcel Energy Common Stock Fund within the Master Trust. See Note 4 for further discussion. Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – In 2013 and 2012, participant assets from the EIP Savings Plan were transferred to the Xcel Energy 401(k) Savings Plan.  Asset transfers of $492,460 and $102,198 are reported on the Statements of Changes in Net Assets Available for Benefits for the years ended Dec. 31, 2013 and 2012, respectively. In 2013, participant assets from the BU Savings Plan were transfered to the Xcel Energy 401(k) Savings Plan. Asset transfers of $5,830 are reported on the Statements of Changes in Net Assets Available for Benefits for the years ended Dec. 31, 2013. Assets are typically transferred amongst plans when a participant moves from one company to another within Xcel Energy.

Eligibility

BU Savings Plan
The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan
The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as it is administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions - Each Plan allows participants to contribute a portion of their pre-tax compensation and allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions. Beginning Jan. 1, 2012, the EIP Savings Plan also allows Roth 401(k) after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as it is administratively possible.
All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice.  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan. Effective Oct. 1, 2013, Vanguard lowered the expense ratio on investment assets and included a fixed administration fee, resulting in overall lower expenses within the Plan. The expense ratio reduces investment appreciation, whereas the administration fee is included in administrative expenses.

Dividends

BU Savings Plan
Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Common Stock Fund held within the Master Trust and are considered taxable income when they are distributed from the Plan. The dividend receivable on the Statement of Net Assets Available for Benefits is included with the value of interest in Master Trust at Dec. 31, 2013.

EIP Savings Plan
Participants can elect to receive their quarterly Xcel Energy common stock dividends in cash as a taxable distribution or to reinvest in the Xcel Energy Common Stock Fund held within the Master Trust. The dividend receivable on the Statement of Net Assets Available for Benefits is included with the value of interest in Master Trust at Dec. 31, 2013.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund held within the Master Trust, collective trusts, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

Collective trusts consist of investments in retirement target date trusts, which have been assigned as Level 2 which are valued at the underlying investments' net asset value at the close of the day multiplied by the number of shares in the fund. These assets do not have any unfunded commitments at Dec. 31, 2013, and there are no restrictions on redemption.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

3.    PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $17,500 and $17,000 in 2013 and 2012, respectively, and after-tax contributions cannot exceed 20 percent.  Employees who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $5,500 in 2013 and 2012.

EIP Savings Plan
Beginning Jan. 1, 2012, participants may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30 percent of their base pay or $17,500 and $17,000 in 2013 and 2012, respectively.  Employees who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth) up to $5,500 in 2013 and 2012.  The change in maximum deferral rate is an increase from the previous Plan limit of 20 percent.

Beginning Jan. 1, 2012, an automatic enrollment program was added to the Plan for newly hired/rehired full-time employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2013 and 2012), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the participant on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  Beginning Jan. 1, 2012, all employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end.  Previously, a participant had to be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for a matching contribution.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed, if applicable, is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions - Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  Xcel Energy contributions made to the BU Savings Plan are initially invested in Xcel Energy stock.   A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Common Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies. For the 2013 Plan year, Xcel Energy matching contributions made to the EIP Savings Plan were made in the form of cash and invested in accordance with the participant's investment election.

4.    INTEREST IN MASTER TRUST

The value of each Plan's interest in the Master Trust is based on the beginning of the year value of the interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and each Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The BU Savings Plan’s interest in the Master Trust was 19.3 percent at Dec. 31, 2013. The EIP Savings Plan’s interest in the Master Trust was 10.7 percent at Dec. 31, 2013. For the BU Savings Plan, within the Master Trust, there is $7,273,586 of non-participant directed funds. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2013 is summarized below:

2013
Investments at fair value:
Xcel Energy common stock	$354,077,914

BU Savings Plan value of interest in Master Trust	$68,189,143

EIP Savings Plan value of interest in Master Trust	$37,959,888

The fair value of Xcel Energy common stock represents investments which are 5 percent or more of the Master Trust’s net assets for year ended Dec. 31, 2013.

Master Trust income for the year ended Dec. 31, 2013 is as follows:

2013
Total interest, dividend and other income	$14,664,362
Realized and unrealized gain in Xcel Energy common stock	17,048,388
Total Master Trust net gain	$31,712,750

BU Savings Plan interest in income from Master Trust	$6,245,941

EIP Savings Plan interest in income from Master Trust	$3,329,489

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Sept. 17, 2013 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Company believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC and the Plans continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the financial statements of the Plans.

The Plans management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrators have analyzed the tax positions taken by the Plans, including the assertion that the Plans are exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2013 and 2012. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plans’ 2010 federal tax returns expires in July 2014.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs.  In 2013, the retirement target date funds which included investments that were actively traded on an exchange, were replaced by alternative retirement target date trusts. These investments are collective trusts which are not actively traded on an exchange.

Level 3 - Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$143,044,111	$—	$—	$143,044,111
International Equities	18,768,609	—	—	18,768,609
Fixed Income	38,038,187	—	—	38,038,187
Balanced Stock and Fixed Income Funds	50,961,312	—	—	50,961,312
VGI Brokerage Option:
Equity Securities	2,833,450	—	—	2,833,450
Cash Equivalents	4,861	—	—	4,861
Debt Securities	1,012,718	—	—	1,012,718
Mutual Funds	1,580,157	—	—	1,580,157
Money Market Funds	30,878,624	—	—	30,878,624
Collective Trusts:
Retirement Target Date Trusts	—	34,681,554	—	34,681,554
Plan Interest in Master Trust (Note 4):
Xcel Energy Common Stock	68,189,143	—	—	68,189,143
Total	$355,311,172	$34,681,554	$—	$389,992,726

	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$112,995,550	$—	$—	$112,995,550
International Equities	13,348,354	—	—	13,348,354
Fixed Income	50,450,532	—	—	50,450,532
Balanced Stock and Fixed Income Funds	45,703,826	—	—	45,703,826
Retirement Target Date Funds	22,980,704	—	—	22,980,704
VGI Brokerage Option:
Equity Securities	3,144,616	21,173	—	3,165,789
Debt Securities	921,634	—	—	921,634
Mutual Funds	1,184,664	—	—	1,184,664
Money Market Funds	35,062,759	—	—	35,062,759
Xcel Energy Common Stock Fund	69,146,932	—	—	69,146,932
Total	$354,939,571	$21,173	$—	$354,960,744

EIP Savings Plan	Dec. 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$15,242,156	$—	$—	$15,242,156
International Equities	5,235,057	—	—	5,235,057
Fixed Income	5,362,011	—	—	5,362,011
Balanced Stock and Fixed Income Funds	3,591,154	—	—	3,591,154
VGI Brokerage Option	139,290	—	—	139,290
Money Market Funds	1,750,145	—	—	1,750,145
Collective Trusts:
Retirement Target Date Trusts	—	6,800,295	—	6,800,295
Plan Interest in Master Trust (Note 4):
Xcel Energy Common Stock	37,959,888	—	—	37,959,888
Total	$69,279,701	$6,800,295	$—	$76,079,996

	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$10,768,081	$—	$—	$10,768,081
International Equities	3,320,397	—	—	3,320,397
Fixed Income	5,612,885	—	—	5,612,885
Balanced Stock and Fixed Income Funds	2,888,934	—	—	2,888,934
Retirement Target Date Funds	4,780,491	—	—	4,780,491
VGI Brokerage Option	40,205	—	—	40,205
Money Market Funds	2,176,113	—	—	2,176,113
Xcel Energy Common Stock Fund	37,628,905	—	—	37,628,905
Total	$67,216,011	$—	$—	$67,216,011

For the years ended Dec. 31, 2013 and 2012, there were no transfers in or out of Levels 1 or 2.

7.    NON-PARTICIPANT DIRECTED INVESTMENTS

BU Savings Plan
Information about the net assets and the significant components of the changes in net assets relating to each Plan’s non-participant directed investments as of Dec. 31, 2013 and 2012, and for the years ended Dec. 31, 2013 and 2012, is as follows:

BU Savings Plan	2013	2012

Net Assets - beginning of year
Plan interest in Master Trust (Note 4)	$60,102,513	$—
Xcel Energy Common Stock Fund	—	64,657,569
Xcel Energy contribution receivable	6,987,522	7,245,948
Total net assets - beginning of year	67,090,035	71,903,517

Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	3,033,056	(1,761,211)
Xcel Energy contributions	7,273,586	6,987,522
Benefits and dividends paid to participants	(6,405,711)	(5,516,904)
Transfers to participant-directed investments, net	(63,717,380)	(4,522,889)
Net decrease	(59,816,449)	(4,813,482)

Net Assets - end of year
Plan's interest in Master Trust	—	—
Xcel Energy Common Stock Fund	—	60,102,513
Xcel Energy contribution receivable	7,273,586	6,987,522
Total net assets - end of year	$7,273,586	$67,090,035

EIP Savings Plan
In October 2013, Xcel Energy determined that it would settle the 2013 EIP Savings Plan employer match in cash instead of Xcel Energy common stock for all employee groups included in the Plan. Accordingly, all assets with in the Master Trust at that date were considered participant directed. Previously, employer matching contributions made in Xcel Energy common stock to the Xcel Energy Common Stock Fund were considered non-participant directed (Note 1).
Information about the net assets and the significant components of the changes in net assets relating to the Plans non-participant directed investments as of Dec. 31, 2012, and for the year ended Dec. 31, 2012, is as follows:

EIP Savings Plan	2012

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$14,083,392
Xcel Energy contribution receivable	1,357,482
Total net assets - beginning of year	15,440,874

Changes in Net Assets:
Net depreciation in fair value of investments	(420,415)
Xcel Energy contributions	1,443,484
Benefits and dividends paid to participants	(1,031,077)
Transfers to participant-directed investments, net	(308,453)
Net decrease	(316,461)

Net Assets - end of year
Xcel Energy Common Stock Fund	13,680,929
Xcel Energy contribution receivable	1,443,484
Total net assets - end of year	$15,124,413

8.    NOTES RECEIVABLE FROM PARTICIPANTS

BU Savings Plan

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2013 range from 4.25 percent to 9.25 percent with maturities ranging from 2014 to 2028.  Interest rates on outstanding loans at Dec. 31, 2012 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027.

EIP Savings Plan

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Effective Feb. 29, 2012, a terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2013 range from 4.25 percent to 8.25 percent with maturities ranging from 2014 to 2028.  Interest rates on outstanding loans at Dec. 31, 2012 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027.

9.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plans’ investments include shares of Xcel Energy common stock.  For the BU Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $676,575 at Dec. 31, 2013. Receivables include dividends declared and payable to the Plan of $698,977 at Dec. 31, 2012.  For the EIP Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $376,640 at Dec. 31, 2013. Receivables include dividends declared and payable to the Plan of $380,375 at Dec. 31, 2012.

The Plans also invest in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plans.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The BU Savings Plan incurred fees for investment management and recordkeeping services of $136,362 and $85,277 for the years ended Dec. 31, 2013 and 2012.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $57,293 and $30,947 for the years ended Dec. 31, 2013 and 2012.

10.    INVESTMENTS

At Dec. 31, 2013 and 2012, the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2013		2012
BU Savings Plan:
Vanguard PRIMECAP Fund Admiral Shares	$88,989,328		$72,839,672
Plan Interest in Master Trust (Note 4)	68,189,143		—	*
Vanguard Wellington Fund Admiral Shares	50,961,312		45,703,826
Vanguard Prime Money Market Fund Institutional Shares	30,878,624		—	*
Vanguard Institutional Index Fund Plus Shares	28,051,122		—	*
Vanguard Total Bond Market Index Fund: Institutional Plus Shares	23,541,739		—	*
Xcel Energy Common Stock Fund (Note 11)	—	*	69,146,932
Vanguard Prime Money Market Fund	—	*	35,062,759
Vanguard Total Bond Market Index Signal Fund	—	*	24,687,675
Vanguard 500 Index Fund Signal Shares	—	*	20,559,311

EIP Savings Plan:
Plan Interest in Master Trust (Note 4)	$37,959,888		$—	*
Vanguard Institutional Index Fund Plus Shares	5,176,606		—	*
Vanguard Developed Markets Index Fund Admiral	4,726,148		—	*
Xcel Energy Common Stock Fund (Note 11)	—	*	37,628,905
* The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2013 and 2012, the Plans’ investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
BU Savings Plan:	2013	2012
Mutual funds:
U.S. Equities	$35,086,952	$12,919,772
International Equities	2,425,335	1,628,585
Fixed Income	(2,762,784)	801,219
Balanced Stock and Fixed Income Funds	5,391,226	3,435,016
Retirement Target Date Funds	2,425,620	1,646,316
VGI Brokerage Option	42,296	(141,223)
Collective Trusts:
Retirement Target Date Trusts	1,666,366	—
Total	$44,275,011	$20,289,685
Plan interest in Master Trust (Note 4):
Xcel Energy Common Stock	$3,401,314	$—
Xcel Energy Common Stock Fund	—	(2,125,812)

The BU Savings Plan interest in income from the Master Trust of $6,245,941 includes interest and dividend income of $2,844,627 and appreciation of $3,401,314 for the year ended Dec. 31, 2013.

	Year Ended Dec. 31
EIP Savings Plan:	2013	2012
Mutual funds:
U.S. Equities	$3,450,004	$1,006,642
International Equities	651,139	384,433
Fixed Income	(330,141)	67,961
Balanced Stock and Fixed Income Funds	349,703	189,572
Retirement Target Date Funds	585,615	381,498
VGI Brokerage Option	23,867	2,586
Collective Trusts:
Retirement Target Date Trusts	358,616	—
Total	$5,088,803	$2,032,692
Plan interest in Master Trust (Note 4):
Xcel Energy Common Stock	$1,767,876	$—
Xcel Energy Common Stock Fund	—	(1,238,756)

The EIP Savings Plan interest in income from the Master Trust of $3,329,489 includes interest and dividend income of $1,561,613 and appreciation of $1,767,876 for the year ended Dec. 31, 2013.

11.    XCEL ENERGY COMMON STOCK FUND

Effective Jan. 1, 2013, the Xcel Energy Common Stock Fund was moved into the newly created Master Trust which includes investments in Xcel Energy common stock along with a minimal amount of cash used for transacting purchases and sales. (Note 4).
BU Savings Plan

	Dec. 31, 2012
	Participant directed	Employer directed
Shares of Xcel Energy Common Stock	338,206	2,247,466

Xcel Energy common stock	$9,033,478	$60,029,806
VGI Prime Money Market	5,712	37,960
Receivables, payables and other	5,229	34,747
Total	$9,044,419	$60,102,513

EIP Savings Plan

	Dec. 31, 2012
	Participant directed	Employer directed
Shares of Xcel Energy Common Stock	895,508	511,583

Xcel Energy common stock	$23,919,006	$13,664,379
VGI Prime Money Market	15,125	8,641
Receivables, payables and other	13,845	7,909
Total	$23,947,976	$13,680,929

12.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2013 and 2012, and for the years ended Dec. 31, 2013 and 2012, as applicable:

BU Savings Plan:

	2013	2012
Net assets available for benefit per the financial statements	$403,727,333	$368,841,835
Deemed distributions of participant loans	(17,836)	(194)
Net assets available for benefit per the Form 5500	$403,709,497	$368,841,641

	2013	2012
Increase in net assets available for benefit per the financial statements	$34,885,498	$14,041,081
Transfer of Plan Assets	5,830	—
Deemed distributions activity	(17,642)	(194)
Net income per the 5500	$34,873,686	$14,040,887

EIP Savings Plan:

2013
Net assets available for benefit per the financial statements	$80,479,170
Deemed distributions of participant loans	(4,580)
Net assets available for benefit per the Form 5500	$80,474,590

2013
Increase in net assets available for benefit per the financial statements	$9,071,562
Transfer of Plan Assets	492,460
Deemed distributions activity	(4,580)
Net income per the 5500	$9,559,442

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #005)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2013

	Identity of Issue	Investment Type	Cost	Current Value
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	$62,771,287	$88,989,328
*	Plan interest in Master Trust	Master Trust	52,663,038	68,189,143
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	44,143,731	50,961,312
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	30,878,624	30,878,624
*	Vanguard Institutional Index Fund Institutional Plus Shares	Registered Investment Company	25,588,342	28,051,122
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	23,764,867	23,541,739
*	Vanguard Developed Markets Index Fund Admiral Shares	Registered Investment Company	16,830,209	17,269,537
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	11,179,612	11,964,072
*	Vanguard Target Retirement 2015 Trust II	Collective Trust	9,292,876	9,675,953
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	6,244,358	8,786,239
*	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	8,110,549	8,011,953
*	Vanguard Target Retirement 2020 Trust II	Collective Trust	6,908,474	7,247,255
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	7,325,136	6,484,495
*	VGI Brokerage Option	Vanguard Brokerage Option	5,721,826	5,431,186
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	4,492,551	5,253,350
*	Vanguard Target Retirement 2025 Trust II	Collective Trust	4,070,489	4,302,186
*	Vanguard Target Retirement Income Trust II	Collective Trust	3,155,289	3,218,320
*	Vanguard Target Retirement 2035 Trust II	Collective Trust	2,535,392	2,711,881
*	Vanguard Target Retirement 2010 Trust II	Collective Trust	1,912,101	1,974,234
*	Vanguard Target Retirement 2040 Trust II	Collective Trust	1,702,554	1,825,697
*	Vanguard Target Retirement 2045 Trust II	Collective Trust	1,591,635	1,707,161
*	Vanguard Emerging Markets Stock Index Fund: Signal Shares	Registered Investment Company	1,536,521	1,499,072
*	Vanguard Target Retirement 2030 Trust II	Collective Trust	948,050	1,006,137
*	Vanguard Target Retirement 2050 Trust II	Collective Trust	730,545	781,261
*	Vanguard Target Retirement 2055 Trust II	Collective Trust	158,902	169,834
*	Vanguard Target Retirement 2060 Trust II	Collective Trust	58,248	61,635
	Total Investments		$334,315,206	$389,992,726

*	Notes Receivable from Participants	4.25%-9.25% with maturities ranging from 2014 thru 2028	$6,443,185	$6,443,185
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2
(EIN: 41-0448030) (Plan #006)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2013

	Identity of Issue	Investment Type	Cost	Current Value
*	Plan interest in Master Trust	Master Trust	$29,324,338	$37,959,888
*	Vanguard Institutional Index Fund Institutional Plus Shares	Registered Investment Company	4,737,967	5,176,606
*	Vanguard Developed Markets Index Fund Admiral Shares	Registered Investment Company	4,603,372	4,726,148
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	3,918,710	3,881,719
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	3,195,537	3,591,154
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	2,451,665	3,413,639
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	2,656,767	2,843,271
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	2,117,100	2,465,351
*	Vanguard Target Retirement 2020 Trust II	Collective Trust	1,972,406	2,058,229
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	1,750,145	1,750,145
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	895,436	1,343,289
*	Vanguard Target Retirement 2015 Trust II	Collective Trust	1,232,597	1,281,250
*	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	898,841	888,064
*	Vanguard Target Retirement 2025 Trust II	Collective Trust	649,991	686,921
*	Vanguard Target Retirement 2035 Trust II	Collective Trust	618,809	661,670
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	669,784	592,228
*	Vanguard Target Retirement 2040 Trust II	Collective Trust	478,655	512,637
*	Vanguard Emerging Markets Stock Index Fund Signal Shares	Registered Investment Company	521,923	508,909
*	Vanguard Target Retirement 2030 Trust II	Collective Trust	468,268	497,487
*	Vanguard Target Retirement 2045 Trust II	Collective Trust	456,673	489,322
*	Vanguard Target Retirement 2050 Trust II	Collective Trust	309,441	331,109
*	Vanguard Target Retirement 2055 Trust II	Collective Trust	166,337	177,945
*	VGI Brokerage Option	Vanguard Brokerage Option	113,687	139,290
*	Vanguard Target Retirement Income Trust II	Collective Trust	99,852	102,208
*	Vanguard Target Retirement 2060 Trust II	Collective Trust	1,456	1,517
	Total Investments		$64,309,757	$76,079,996

*	Notes Receivable from Participants	4.25%-8.25% with maturities ranging from 2014 thru 2028	$2,898,399	$2,898,399
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2014.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee